Exhibit 99.1

MMA.inc Announces Record-Breaking Sign-ups for First Calendar Quarter and 192% Year-over-Year Growth with Launch of 30 Programs Across 4 Countries

Highlights

●	Strong Growth in Sales: Sales for Warrior Training Programs commencing in the first calendar quarter surged by 192% year-over-year as of January 15, and sign-ups are anticipated to continue through March, positioning the Company for a record-breaking quarterly performance.

●	Revenue Per Participant: MMA.inc has consistently averaged US$1,004 per participant in gross revenue for the Warrior Training Program, factoring in historical churn rates.

●	Q1 Sales Momentum: Just three weeks into the first quarter, sales have exceeded 560 participants, keeping MMA.inc on track to achieve the quarterly target of 800 participants.

●	Strategic Acquisition Driving Growth: We believe the recent acquisition of BJJLink unlocks a cost-effective new customer channel for generating high quality leads for Warrior Training Program sales.

●	Global Reach: Programs are launching across 30 gyms in the US, Europe, Australia, and New Zealand including new collaborations with multiple new gym partners which we expect to further grow MMA.inc’s partner network.

●	MMA.inc Growth: MMA.inc has grown to over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms, and 802 active locations across 16 countries, creating significant opportunities for growing gym take-up and consumer participation in our Warrior Training Programs

New York, NY / 16th January, 2024 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA.inc” or the “Company”), a leading technology company building the commercial and cultural epicenter for the mixed martial arts (MMA) and combat sports industry today announced record sign-ups for its 20 Week Warrior Training Program for programs starting during the first calendar quarter of 2025. The program will debut across 30 gyms in the US, Europe, Australia and New Zealand, including several new gym partners, marking an unprecedented expansion.

Fuelling this success, MMA fans across these territories have signed up, inspired by watching their favourite athletes compete in the cage. The 20 Week Warrior Training Program offers a once in a lifetime” experience, where regular people train like a combat athlete for 100 tailored lessons over 20 weeks, before stepping into the cage to compete in a fully sanctioned amateur MMA fight. Participants can sign up to commence the Warrior Training Program by paying a deposit and continuing with a monthly subscription payment during the 20 week program. Following the completion of the program, MMA.inc seeks to retain these participants through other in-gym training offerings and access to our community platform.

“Our exceptional January results reinforce our commitment to making mixed martial arts training accessible to MMA’s 700-million-strong global fanbase,” said Nick Langton, Founder and CEO of Mixed Martial Arts Group Limited.”

The recent acquisition of BJJLink has propelled our reach to 18,000 gyms and 802 active locations, showcasing the scalability and impact of our platform ecosystem. With momentum driven by just 30 Warrior Training program Gym partners, the demand for our Warrior Training Program highlights its universal appeal for our gym partners to generate more revenue, and life changing experiences for our participants.

Our ongoing expansion into new gym partners underscores the strength of our vision—transforming fans into active participants and fostering a unified, global MMA community like never before.”

We believe this milestone solidifies MMA.inc’s role as a global leader in combat sports participation, seamlessly bridging the gap between MMA fandom and active involvement. Through partnerships with gyms worldwide, MMA.inc empowers individuals of all experience levels to embrace the mental and physical challenge of mixed martial arts.

ABOUT MIXED MARTIAL ARTS GROUP LIMITED

Mixed Martial Arts Group Limited (MMA.inc) is a technology company dedicated to increasing consumer participation in martial arts and combat sports while enhancing community offerings within the sector.

With a rapidly growing presence, across the platform, MMA.inc has:

●	over 5 million social media followers,
●	530,000 user profiles,
●	50,000 active students, and
●	18,000 published gyms, and 802 active locations across 16 countries,

creating significant opportunities for increasing engagement and driving monetization within the global MMA ecosystem. MMA.inc currently operates four business units designed to serve and monetize all key stakeholders, including fans, participants, coaches, gym owners, and athletes.

●	TrainAlta (www.trainalta.com) partners with gyms and coaches to deliver a range of consumer products that drive participation in martial arts for fans and beginners.

●	Hype (www.hype.co) is a mobile marketing platform designed to help gym owners, coaches and athlete partners grow revenue from their followers and audiences in today’s age of social media.

●	MixedMartialArts.com (www.mixedmartialarts.com) is a leading platform for the MMA community, providing access to MMA news and media, fighter data, fight schedules and access to the legendary Underground forum.

●	BJJLink (www.bjjlink.com) BJJLink offers the most complete gym management solution specifically catering to jiu jitsu academy needs around the world including a comprehensive suite of tools for payment processing, marketing, student engagement, website building, and content monetization.

For further information about Mixed Martial Arts Group Limited (NYSE American: MMA), please visit www.mma.inc

Follow us on social media via

●	https://www.facebook.com/trainalta
●	https://x.com/altaglobalgroup
●	https://www.instagram.com/trainalta/
●	https://au.linkedin.com/company/trainalta

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements in this press release that are not based upon historical fact are forward-looking statements and represent our best judgment as to what may occur in the future. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules. Any references to active gyms or partner gyms refer to a gym profile that has been claimed or created across the MMA.inc platform. Any references to estimated or targeted revenue per active gym do not guarantee that the gym will generate the specified revenue or any revenue at all. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section contained in our Registration Statement on Form F-1 as filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and underlying any forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Peter Jarmain

Mixed Martial Arts Group Limited

E: peter@mma.inc